Exhibit 4.5

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the Heritage Insurance Holdings, Inc. (the “Company”) capital stock and provisions of its Certificate of Incorporation and Bylaws, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, each of which are incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

General

The total amount of our authorized capital stock consists of 50,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. As of December 31, 2019 we had [  ] shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting. Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock.

Dividends. Holders of common stock will be entitled to receive ratably any dividends that the Board of Directors (the “Board”) may declare out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation, Dissolution or Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our capital stock are fully paid and nonassessable.

Preferred Stock

Our Board, without further approval of the stockholders, is authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third-party to acquire, or discouraging a third-party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board determines the specific rights of that series of preferred stock.

 Authorized but Unissued Shares

The authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

The common stock is currently listed on the New York Stock Exchange under the symbol “HRTG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.